UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-23518

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BENJAMIN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 VETERANS MEMORIAL HIGHWAY, SUITE 210
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ILINA STAMOVA	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH, LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, WILLIAM BAKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BENJAMIN SECURITIES, INC., as of JUNE 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sherri A. Teston
Notary Public, State of Florida
My Comm. Expires June 24, 2026
Commission No. HH264493

Notary Public Dated. 9/28/2023

Signature:

Title:
CCO

William Baker

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BENJAMIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benjamin Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Benjamin Securities, Inc. (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Benjamin Securities, Inc.'s auditor since 2023.

Hauppauge, New York
September 28, 2023

Nawrocki Smith LLP

BENJAMIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2023

ASSETS		
Cash and cash equivalents	$	102,040
Deposit with clearing broker		50,000
Due from clearing brokers		1,306,686
Securities not readily marketable		447
Accounts receivable		948,200
Other assets		13,872
Total assets	$	2,421,245
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses		1,297,766
Due to other broker dealers		67,573
Loan payable		50,000
Total liabilities	$	1,415,339
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	$	500
Retained earnings		1,005,406
Total stockholder's equity		1,005,906
Total liabilities and stockholder's equity	$	2,421,245

The accompanying notes are an integral part of this statement.

1. Organization and Nature of Business

Benjamin Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the US Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the "clearing brokers") that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.
In June 2022, the Company was approved by FINRA to engage in the private placement of securities and investment advisory services.

2. Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees
Advisory fees are earned for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Corporate Advisory Fees
During the current fiscal year the Company began offering corporate advisory services, consulting, and investment banking in the first quarter of 2023. The firm earns revenues from fees paid by the corporate customers for these services, as well as underwriting fees and selling concessions. The fees is earned when the performance obligations of the engagement are fulfilled by the company.

Commission Revenue and Related Clearing Expenses
Commissions for brokering securities transaction, and related clearing expenses are recorded when earned, on a trade date basis.

Other revenue
Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2023 have been disaggregated on the Statement of Income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of June 30, 2023.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of July 1, 2022 and as of June 30, 2023, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2022 and as of June 30, 2023, there were no contract liabilities.

3. Deposit with clearing brokers
Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2022, 2021 and 2020 remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio was 0.44 to 1. At June 30, 2023, the Company had net capital of $896,768, which was $796,768 in excess of its required net capital of $100,000.

7. Subordinated Loan

FINRA approved a Subordinated Loan Agreement of $50,000 on April 28, 2022, with a maturity date of May 1, 2023. The subordinated loan was not repaid before the expiration date, therefore it was reclassed to 'Accrued Expenses' on the statement of financial condition.